UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28
20241-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

PETROBRAS ANNOUNCES REDEMPTION PRICE FOR 5.299% GLOBAL NOTES DUE 2025

RIO DE JANEIRO, BRAZIL – December 23, 2024 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices to the holders of the outstanding 5.299% Global Notes due 2025 (the “Notes”) announcing the redemption price for the Notes. As previously announced, the redemption date for the Notes will be December 27, 2024 (the “Redemption Date”).

Title of Security	CUSIP / ISIN	Common Code	Aggregate Principal Amount to be Redeemed	Make-Whole Premium(1)	Redemption Price(1) (2)	Interest(1)
5.299% Global Notes due 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	N/A	US$606,441,000	US$0.43	US$1,022.51	US$22.08(3)

_________________________________________________________

(1) Per US$1,000. Figures have been rounded for ease of presentation.
(2) Redemption price includes make-whole premium.

(3) Accrued interest on the principal amount from July 27, 2024 to (but not including) the Redemption Date.

Payment on the Notes will be made prior to 3:00 pm New York City time on the business day preceding the Redemption Date by credit to the account of The Bank of New York Mellon (the “Trustee”), the trustee and paying agent for the Notes.

The Trustee will cause funds to be paid to The Depositary Trust Company for further payment to its participants in the aggregate amount of US$606,700,716.24 (or approximately US$1,022.51 per US$1,000 principal amount of the Notes), which constitutes the redemption price for the Notes. The redemption price includes a make-whole premium of US$259,716.24 (or approximately US$0.43 per US$1,000 principal amount of the Notes). In addition to the redemption price, holders will receive accrued and unpaid interest on the principal amount of the Notes from July 27, 2024 to (but not including) the Redemption Date in the amount of US$13,389,711.91 (or approximately US$22.08 per US$1,000 principal amount of the Notes).

On the Redemption Date, the redemption prices, including accrued and unpaid interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the Notes will cease to be listed on the Luxembourg Stock Exchange, and the Notes and the related guarantees by Petrobras will be cancelled and any obligation thereunder extinguished.

PGF intends to fund the amounts necessary to redeem the Notes with available cash on hand.

For more information or if you have any questions regarding this notice, please contact Petrobras’s investor relations department at petroinvest@petrobras.com.br.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney-in-fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney-in-fact

Date: December 23, 2024